SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ...)*

                                  HomeUSA, Inc.
                                (Name of Issuer)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   437881 10 5
                                 (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 437881 10 5                 13G                      Page 2 of 6 Pages

   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                LARRY T.  SHAFFER

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A)[ ]
                NONE
                                                                         (B)[ ]
   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES OF AMERICA

        NUMBER OF              5   SOLE VOTING POWER

          SHARES                      1,947,959

       BENEFICIALLY            6   SHARED VOTING POWER

         OWNED BY                         0

           EACH                7   SOLE DISPOSITIVE POWER

        REPORTING                     1,947,959

          PERSON               8   SHARED DISPOSITIVE POWER

           WITH                           0

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,947,959

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              12.6%

        TYPE OF REPORTING PERSON*

  12            IN

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
                                           ITEM 1(a)

The name of the issuer is HomeUSA, Inc. ("HomeUSA").

                                           ITEM 1(b)

The principal executive office of HomeUSA is Three Riverway, Suite 630, Houston, Texas 77056.

                                           ITEM 2(a)

The reporting person is Larry T. Shaffer.

                                           ITEM 2(b)

The address of Larry T. Shaffer is 1804 Highway 45 Bypass, Suite 605, Jackson, Tennessee 38305.

                                           ITEM 2(c)

Larry T. Shaffer is a citizen of the United States of America.

                                           ITEM 2(d)

The class of securities of HomeUSA owned beneficially by Larry T. Shaffer is common stock, $.01 par value (the "Common Stock").

                                           ITEM 2(e)

CUSIP Number: 437881 10 5

                                            ITEM 3

Not applicable

                                            ITEM 4

(a) The amount of securities beneficially owned by Larry T. Shaffer is 1,947,959 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Larry T. Shaffer is 12.6%.

(c) Larry T. Shaffer has the sole power to vote or to direct the vote of 1,947,959 shares of the Common Stock and the sole power to dispose or to direct the disposition of 1,947,959 shares of the Common Stock.

                                            ITEM 5

Not applicable

                                            ITEM 6

Not applicable

                                            ITEM 7

Not applicable

                                            ITEM 8

Not applicable

                                            ITEM 9

Not applicable

                                            ITEM 10

Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                2/12/98
                                                (Date)

                                                /S/ LARRY T. SHAFFER
                                                (Signature)

                                                LARRY T.  SHAFFER, DIRECTOR
                                                (Name/Title)

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